UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Legion M Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

1801 Century Park East, 24th Floor
Los Angeles, CA 90064	90067
(Address of principal executive offices)	(Zip Code)

(415) 371-9632
Registrant’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Legion M” or “the company” or “us” or “we” refers to  Legion M Entertainment, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

1. BUSINESS

SUMMARY

Legion M is an entertainment company. Our business plan is to partner with other entertainment companies - from independent filmmakers to big Hollywood studios and distributors - to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get behind the scenes and — when we are successful — fans share in the rewards!

Legion M was incorporated in Delaware on March 4, 2016. The company is not currently profitable, nor are we focused on near-term profitability. As an early stage startup, we are focused on increasing the size of our community and building competitive advantages that we believe will become increasingly valuable as the company scales.

Competitive Advantage

From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving fans an ownership stake and a voice in the process, we’re creating a built-in audience that is both financially and emotionally invested in the success of our projects. A built-in audience like this has the potential to create authentic grassroots buzz. The bigger that audience gets, the more powerful it becomes.

Our long-term goal is to unite one million fans as shareholders in Legion M which would provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It’s an ambitious goal, and one we expect will take many years to achieve. But if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

Revenue Plan

Our mission is to revolutionize the entertainment industry by putting a new twist (fan ownership) on proven business models for content production and distribution. We plan to finance, develop, produce, distribute, market and monetize entertainment content ranging from movies, television shows, virtual reality, digital content and more. Our goal is to have a slate of projects diversified across genre, medium and risk profile. To date, Legion M has engaged in projects with potential revenue streams that range from equity and P&A (print and advertising) investments in feature films, to marketing partnerships, and in film distribution, live events, and merchandising and development of film, television, virtual reality, and comic books.

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Finance Plan

As of March 6, 2019, we have raised over $7 million from more than 15,000 investors via equity crowdfunding offerings under Regulation A, Regulation CF and Regulation D. In October of 2018, we qualified a Regulation A offering that allowed us to raise $2.5 million, of which we had raised $2.45 million as of March 6, 2019. In March of 2019, we filed a post qualification amendment that increased the maximum raise to $50 million under Regulation A. To achieve our goal of one million shareholders, we expect to require many successive rounds of funding.

Because entertainment financing, development, production, distribution, marketing and monetization is a capital-intensive business, in addition to our equity crowdfunding raises, we’ve also explored the potential of partnering with other entertainment entities to fund and distribute Legion M projects.

THE COMPANY’S BUSINESS

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars of revenue each year. Home to some of the largest and best known corporations in the world (Disney, Sony, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered in dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and virtual reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by popular influencers and actors to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

The Power of One Million Fans

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. We buy the tickets, pay the subscriptions, and decide what to watch. Individually, each of us is just a consumer, but when we band together, we have incredible power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

When a fan invests in Legion M, they become a shareholder of the company. That means they have a financial stake in the success of Legion M and all our projects. This isn’t new—people have had the chance to invest in public companies like Disney and Sony for decades. What’s new is that Legion M is the first entertainment company in history (to our knowledge) designed from the ground up to be owned by a large group of FANS rather than venture capitalists, wealthy individuals, or Wall Street investors.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become EMOTIONALLY invested in our projects. We recruit our investors at places like comic cons and film festivals where fans travel from all over the world, devoting significant amounts of their time and money to be part of a community that celebrates media. We believe that these fans are not only more likely to watch the movies and shows they are invested in — they are also more likely to share them on social media, bring out their friends and families, cosplay as the characters, and go out of their way to support each project. We believe a company owned by fans has a unique ability to create the sort of authentic, grass roots buzz that most companies would kill for, but money can’t buy!

In addition, we believe a Legion of invested shareholders can provide value in other ways:

•	We have a legion of scouts motivated to help us find and identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;

•	We have a built-in focus group that can provide feedback to help us evaluate content/ideas and make market decisions;

•	We have a source of energy, enthusiasm and excitement that can help propel both our projects and our company forward; and

•	We have a deep pool for crowdsourcing ideas and tasks, and many talented individuals willing to volunteer their time, energy, and expertise to help their company succeed.

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Our long-term goal is to unite one million fans as shareholders of our company. In fact, our logo – the M with a bar over it – is the Roman numeral for one million. If we’re successful, we expect to have hundreds of millions of dollars to develop projects that have a million fans standing behind them. We believe that could make us one of the most influential companies in Hollywood.

Current Size of the Legion

On May 16th 2016, Legion M was one of the first companies in history to launch an equity crowdfunding round under Regulation CF of the JOBS Act. Since then, we have completed three rounds of equity crowdfunding, raising over $7 million from more than 15,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

Since founding the company, the size of our investor base has been growing exponentially. As of December 31, 2016, we had 3,170 shareholders. As of December 31, 2017, we had 6,580 shareholders. December 31, 2018 fell in the middle of our 4th round financing, and as of February of 2018, we had grown to 15,844 shareholders.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest, especially when we don’t have an equity crowdfunding round open. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company whose power comes from the size and strength of its community, we welcome free members with open arms. As of this writing (April 2019) our community has over 80,000 members and investors.

Board of Advisors

While we are a fan-owned company, we are not a fan-run company. While we believe our fan community is an extremely powerful resource for helping evaluate the ART of media and entertainment, the BUSINESS of media and entertainment is extremely complex, nuanced, and often confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

•	Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount

•	Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the company behind ROBOT CHICKEN, SUPERMANSION, and BUDDY THUNDERSTRUCK

•	Scott Landsman, Senior Vice President of Comedy Development at Sony TV

•	Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.

•	Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers

•	Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)

•	Kerry O’Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines

•	Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON

•	Adam Rymer, Former President of Legendary Digital Networks

•	Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media

•	Michael Arrieta, Business Development Expert, founder of Big Air Studios and former Sony Executive

•	Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin’s Movie Guide.

•	Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest

•	Andrew Cosby, Co-founder of Boom! Studios, Eureka writer and showrunner, Hellboy screenwriter

•	Yuka Kobayashi, former Director of Stan Lee's POW Entertainment

•	Dean Devlin, Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of The Librarians and Leverage, Director of Bad Samaritan
•	Bill Duke, Actor, Director, Producer (Commando, Predator, “Falcon’s Crest”, “Charlie’s Angels”, “Law and Order SVU”)
•	Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park
•	Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York
•	Lynn Bartsch, Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

Principal Products and Services

Legion M partners with creators — from independent filmmakers to big Hollywood studios — to monetize movies, TV, virtual reality, digital content, events and more. We provide development support, financial backing, marketing muscle and, most importantly, fan engagement and monetization.

We're using proven entertainment industry business models and adding a twist that gives us a competitive advantage. We believe that getting fans involved in projects makes our projects more likely to succeed when they come to market.

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The range of products and businesses that Legion M can impact is quite large and likely to evolve over time. At this stage in our development, our primary focus includes:

•	Feature films, including Colossal, Bad Samaritan, Field Guide to Evil, and Mandy

•	Television and digital content, including “Airship Cowboys,” “Malice,” “Evermor,” and “Pitch Elevator”

•	Virtual Reality, including “ICONS: Face to Face”

•	Transmedia content, including comic books and games

•	Events, including “Celebrating Stan Lee”

Each of these categories of projects include multiple business models and ways for Legion M to potentially make money. Our goal as a company is to maintain a slate of projects diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. virtual reality) and risk profile (i.e. high risk early stage projects vs. lower risk late stage projects).

How We Plan to Make Money

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!) our plan is to focus on areas in the value chain where fan-ownership provides a competitive advantage.

As a startup, our primary focus is growth rather than profitability. We have a very limited amount of money to invest in projects, necessitating highly strategic allocation. We consider three primary metrics when evaluating the success of any given project.

1.	GROWTH – We believe that growth of our community is the single most important determinant of our success. We believe a Legion of one person is worthless, but a Legion of 1 million is invaluable. As such, a project’s ability to help us grow the Legion is one of our most important metrics.
2.	REVENUE - Like any other company, the goal of Legion M is to make more money than we spend. However, as a startup focused on growth, we are sometimes willing to sacrifice financial upside in exchange for significant strategic or growth benefits.
3.	STRATEGIC BENEFIT - Just as a product company offers loss leaders to attract new customers or a service company offers free trials to get new clients, Legion M is willing to sacrifice short-term revenue in service of partnerships and relationships that we believe have the potential to offer long-term value.

Our goal is to develop a slate of projects diversified across genre, medium, and risk profile. As a startup attempting something that has never been done before, we see our initial batch of projects as experiments allowing us to better understand our business, and prove -- to ourselves, our partners, and our investors – the value that a fan-owned company can provide. To date, Legion M has experimented with many different business models, including the ones listed below:

FEATURE FILM P&A INVESTMENTS

“P&A” is an industry term for “print and advertising,” and generally refers to the money spent by a distributor to release and market a feature film. To date, Legion M has made two P&A investments – one with NEON for Colossal and one with Electric Entertainment for Bad Samaritan. While our deal with NEON was a cash investment, our investment with Electric Entertainment was made via an “in-kind contribution,” where the value of our services promoting the film were treated as a cash investment in the P&A fund. We believe this is a very powerful model in that the activities we typically take to “earn” our in-kind contribution (e.g. managing booths and panels at comic cons, PR, social media marketing, organizing meetups, etc.) are very synergistic with activities we often use to find new members/investors and grow the Legion.

From a financial standpoint, P&A investments are attractive because they are typically (but not always) lower risk than equity or development investments, and they can also provide quicker returns. That’s because P&A investments are made with the distributor (rather than the film’s producers), and are typically paid back before equity investments.

We believe that Legion M can provide significant competitive advantages during the release cycle of a film. From encouraging viral sharing of content that raises awareness of the film to organizing opening night meetups around the country, we believe Legion M’s community has the potential to create authentic, grass roots buzz.

FEATURE FILM EQUITY INVESTMENTS

Generally speaking, equity investments are made early in a feature film’s production cycle to provide the financing required to produce the film. To date, Legion M has made three such investments: Field Guide to Evil, Mandy, and Jay and Silent Bob Reboot. From a financial perspective, these investments are typically (but not always) higher risk and take longer to provide returns than P&A investments. However, if a film becomes a hit, equity investors typically have potential for greater returns than P&A investments.

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Because equity investments usually happen before a film is in production, there are generally more opportunities to get the members and investors of the Legion involved in the production process. We’ve found that raffling off set visits and giving fans the opportunity to engage via live streams with the cast and crew allows our community to become more emotionally invested in the project, and we believe they will also be more likely to support the film when it releases. Like with P&A investments, we believe Legion M can provide significant competitive advantage when a film is released.

DEVELOPMENT

Development generally refers to the earliest stages of the content production cycle, when production companies invest time and money to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, creating treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to potential buyers/partners (i.e. financiers and distributors). The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like “ICONS: Face to Face” where we have invested a significant amount of money to film a pilot, as well as projects like ”Airship Cowboys” and “Stunt Team: Drive” where our investment is small, and primarily involves time spent working with partners to develop the idea.

From an investment standpoint, development projects are generally a “swing for the fences,” meaning that the odds of any given project making it into production are very low. However, if you can develop your project into a successful property, the rewards are potentially vast. We believe our Legion of fans can give us a competitive edge when it comes to areas where we can leverage the “wisdom of the crowd” to make decisions about development, scout and evaluate new IP, and harness the collective creativity of our Legion for brainstorming crowdsourced ideas and content.

MARKETING PARTNERSHIPS

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) to promote the film Tolkien where Legion M will earn revenue, co-marketing support, and film exclusives for our members in exchange for promoting the film.

From a financial standpoint, this is a powerful business model for Legion M – it’s like a P&A investment but with guaranteed revenue and zero capital at risk. We believe Legion M can provide considerable value for the film by leveraging our community to build awareness and buzz. We also believe the film provides a great way to introduce Legion M to the worldwide community of Tolkien enthusiasts. This is our first experiment with a marketing partnership like this—if it’s successful we believe it could open the door to more partnerships, particularly with the larger studios.

MERCHANDISING

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of different merchandise items in our store ranging from socks and beanies to posters and mugs.

In 2018, Legion M acquired a license to produce merchandise for Mandy, and has had great success selling items ranging from t-shirts to Halloween masks. In early 2019, we used Kickstarter to launch presales of a comic book and merchandise line for Girl with No Name, a feature film on our development slate. In less than 6 weeks, the Kickstarter closed with over $125,000 in sales.

We believe that the Legion M community can provide an amazing springboard for new merchandise. Mandy provides a great example – in 2018 we generated over $100,000 in revenue selling Mandy merchandise for a film with a day and date release. Girl with No Name provides another great example, in that we sold over $125,000 worth of comic books and merchandise for an IP that had no pre-existing fanbase outside of Legion M.

In addition to generating revenue, we believe that marketing and selling high-quality merchandise is a fantastic way to introduce Legion M to new potential members and investors. As such, merchandise is an area we expect to further develop as a company.

DISTRIBUTION

In April of 2019, Legion M announced a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. Under this partnership, we’re sharing the costs and revenues from the distribution of the film across all outlets (e.g. theatrical, DVD, VOD (video on demand), streaming, etc.). Screen Media is providing the infrastructure required to distribute the film, while Legion M is providing the marketing muscle that we believe will make it successful.

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This is our foray into distribution, and we’re eager to see the results. We believe that Legion M can provide a competitive advantage with our community to build awareness of the film. In addition, we look forward to using the film to introduce Legion M to the worldwide community of fans of the Alien franchise.

LIVE EVENT PRODUCTION

To date, Legion M has produced two major live events—the “Celebrating Stan Lee” handprint ceremony and party in 2017, and the “Excelsior!” tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted shortly after his death. In both cases, we incurred the effort, costs and risks of hosting the event in exchange for the revenue generated from things like tickets, merchandise, food/drink, and sponsorship sales. In addition to these major events, Legion M has hosted smaller events including the “Legion M Live Lounge” at Sundance Film Festival and the “Fan Oasis” at Los Angeles Comic Con.

As a fan-owned company, we have members and shareholders all over world who are eager to connect in-person at live events. We believe these fans looking for real-life engagement give us a strong nucleus that can help get the word out and make our events more successful. We also believe that live events are a fantastic way to introduce new people to Legion M and grow our community. To date, we see many of our live events (including the “Celebrating Stan Lee” handprint ceremony and party) not as ways to generate profit, but as ways to generate revenue to defray the cost of what would normally be considered a marketing expense.

At this point in the company’s development, the amount of money we can invest in projects is relatively small, which makes it difficult to generate positive ROI (please see “Effects of Scale on Legion M Projects”) from many of these models. As such, we view our current crop of projects as prototypes that allow us to test, understand, and evolve our business. Just as you wouldn’t evaluate an automotive company based on the profitability of its prototypes, we believe the best way to evaluate Legion M’s first projects is with an eye to the future. The work we do on these projects helps us grow the Legion, evolve our business, and level up to larger future projects. In the three short years we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them.

Financing Plan

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise that money directly from fans and from partnering with entertainment financiers. To date, Legion M has raised over $7 million from more than 15,000 investors via Regulations CF, A, and D.

•	Shortly after founding the company, Legion M secured $418,342 worth of seed funding from accredited investors who had prior relationships with the two cofounders.
•	On May 16, 2016, Legion M became one of the very first companies to launch a fundraising campaign under Regulation CF promulgated under the JOBS Act. Ninety days later, the financing round ended oversubscribed with over $1.3 million in subscriptions for a round that was legally capped at $1 million. To accommodate some of the extra demand, we opened a parallel Regulation D offering for accredited investors. When both rounds closed, we ended up raising $999,999 under Regulation CF, and $193,522 under Regulation D.
•	In March of 2017, Legion M launched a fundraising campaign under Regulation A. In August 2017, we made a follow-on offering under Regulation CF to accommodate investors who couldn’t invest under Regulation A due to state securities laws. Both rounds closed in September of 2017, and combined to raise $2,043,277.
•	In May of 2018, we launched a fundraising campaign under Regulation CF. This round was again oversubscribed, and ended on July 27, 2018 raising $901,888, the maximum allowable at the time for Legion M under Regulation CF.
•	In October of 2018, Legion M launched a fundraising campaign to raise a up to $2.5 million under Regulation A. As of March 6, 2019, we had raised $2,450,139 in that round. During this same period, we received a $100,000 investment from one of our seed investors in a Regulation D round.
•	On March 20, 2019, we filed a post qualification amendment to raise the maximum under this Regulation A offering to $50 million.

Our long-term goal is to unite 1 million fans as shareholders of our company, which would provide hundreds of millions of dollars for the acquisition, financing, development and distribution of projects. We expect it will take us many years and successive fundraising rounds to achieve this goal, but if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with entertainment companies that can help finance and distribute our projects such as studios and other traditional entertainment financiers, which would increase the amount of money available for funding Legion M projects.

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Employees

We currently have five full time employees, five part-time employees/independent contractors that we use on a regular basis, and a variety of other part time employees/independent contractors we use on an as-needed basis.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are Legion M’s competitors in that we are all competing to develop entertainment for consumers. However, collaboration is common in the entertainment industry, so we also view most of these companies as potential partners.

It is early days for companies that are building businesses using equity crowdfunding. We are aware of a few different creators who have used equity crowdfunding to raise (or attempt to raise) money for an individual project. We are also aware of at least one European company that has announced it is planning to use equity crowdfunding to develop a production slate. In addition, we are aware of companies that have announced and/or launched entertainment-based cryptocurrency offerings. That said, as of this writing (April 2019) we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time we expect that to change.

Intellectual Property

Legion M has the trademark to its name “Legion M”.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

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2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to Legion M’s financial condition and results of operations and includes audited financial data through December 31, 2018 and should be read in conjunction with our financial statements and the related notes included in this annual report and our offering circular dated March 20, 2019. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

2018 Operating Results

Our revenues for the twelve months ended December 31, 2018 (“Fiscal 2018”) were $179,589, compared to $415,372 over the twelve months ended December 31, 2017 (“Fiscal 2017”). $145,303 of our Fiscal 2018 revenue came from merchandise sales and shipping, which increased 35% from the Fiscal 2017 value of $107,372. Without any large events in Fiscal 2018, our sponsorship revenue fell to $12,500 compared to $308,000 in Fiscal 2017, which came primarily from the “Celebrating Stan Lee” event.

Note that Fiscal 2017 Revenue of $415,372 includes $198,000 that was invoiced by Legion M and but not collected. This is owed to Legion M from two different (but related) sponsors of the “Celebrating Stan Lee” event. In both cases, Legion M fulfilled our contractual obligations and the sponsor paid some but not all the money owed. As a result, the company recorded an expense on our Fiscal 2017 Income Statement in the amount of $198,000 which is listed under the category “Bad Debt.” We continue to explore all available methods (including legal action) to recover this money.

Cost of net revenue for Fiscal 2018 and Fiscal 2017 were $130,131 and $257,156, respectively. In Fiscal 2018, the cost of net revenue was driven primarily by the cost of merchandise, whereas in Fiscal 2017 our cost of net revenue was primarily comprised of expenses related to events. Accordingly, we had a gross profit of $49,458 for Fiscal 2018 compared to gross profit of $158,216 for Fiscal 2017.

For Fiscal 2018, operating expenses were $2,460,523 representing an 18% increase over our Fiscal 2017 expenses of $2,080,859. This increase is primarily due to increases in overhead and marketing. Payroll, our compensation to employees and contractors, is the largest component of our operating expenses and increased 10% to $1,233,050 for Fiscal 2018 from $1,122,022 for Fiscal 2017. As of December 31, 2018, we had five full-time employees, five part-time employees and a variety of contractors (used on an as-needed basis).

Marketing was our next largest expense. Our marketing expense for Fiscal 2018 was $817,995 compared with $510,359 for Fiscal 2017, a 60% increase. Our marketing money is spent promoting our projects (including Bad Samaritan and Mandy in Fiscal 2018 compared to Colossal and “Celebrating Stan Lee” event in Fiscal 2017), marketing our fundraising rounds (including Round 3 and the beginning of Round 4 in Fiscal 2018 compared to Round 2 in Fiscal 2017), generating awareness of Legion M, growing our community, and building the Legion M brand.

Our marketing expenses vary greatly from month to month. For example, during our equity crowdfunding campaigns we often use online advertising to market the fundraising opportunity. When our projects are released, we often spend time and money to market the project, which has the added benefit of creating exposure for Legion M. We have also produced Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance 2018) that have costs associated with them (although whenever possible we work with sponsors to offset or cover these costs).

Other operating expenses included: professional fees ($122,085 for Fiscal 2018 vs. $96,877 for Fiscal 2017); travel expenses ($118,399 for Fiscal 2018 vs. $97,676 for Fiscal 2017); general and administrative expenses ($74,871for Fiscal 2018 vs. $46,581 for Fiscal 2017); and depreciation ($9,798 for Fiscal 2018 vs. $9,344 for Fiscal 2017).

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. At the end of 2018, we reduced the investment amount listed on our Balance Sheet by $84,325, which is included as “Asset Impairment” on our Statement of Operations. In addition, over the course of 2018 we added two new project investments (Girl with No Name, and Jay and Silent Bob Reboot) to the four project investments (“ICONS”, Field Guide to Evil, Mandy, and “Pitch Elevator”) included on our balance sheet at the end of Fiscal 2017. As a result of these changes, “Investments in productions” at the end of 2018 were $467,867, a 54% increase over the amount of $303,791 at the end of 2017.

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These capitalized project investments represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of each project will be. For example, the return on a feature film isn’t known until the film is released and is dependent upon the success of the film. The return on a TV project is dependent upon the series being sold. As Hollywood is a hit driven business, the returns on any given project are wildly variable. In accordance with GAAP standards, the amount carried on the balance sheet reflects the amount of our investment and are carried at these amounts if and until we determine that our investment will not produce enough future cash flows (under a discounted cash flow model) to recover our investment.  Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

As a result of the foregoing factors as well as other expenses our net loss for Fiscal 2018 was $2,411,065, a 25% increase over the loss of $1,922,699 in Fiscal 2017.

Management Evaluation of Operating Results

When reviewing the financials above, one might wonder “why would I invest in a company with almost no revenue and expenses totaling millions of dollars per year?” This is a very valid question, and one that we as a management team ask ourselves as well. After all, we’re investing in Legion M alongside you—not just with money but also our jobs, reputations, and careers.

When evaluating early stage start-ups, we believe it’s more important to look at potential for growth than near-term revenue. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out in a Palo Alto flop house, you wouldn’t invest because of the P&L – you’d invest in the vision. Those that did ended up doing quite well.

Of course for every Facebook or Google there is a Pets.com or WebVan – not to mention countless other companies that failed before you learned their names. Investing in startups is inherently high risk, but if you pick the right one, there is potential for high rewards. We believe the key to “picking the right one” is evaluating both the power of the company’s vision and the team’s ability to execute on it.

What Legion M is attempting has never been done before—in fact it was never possible before advent of the JOBS Act. For the first three years of our existence, we’ve focused on proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of.

•	We’ve proven that we can grow our community. With over 15,000 investors (as of April 2019), we have one of the largest shareholder bases of companies raising funds under the JOBS Act.

•	We’ve proven that we can get deals with quality partners, including Fox Searchlight (a division of Disney), Screen Media (a division of Chicken Soup for the Soul Entertainment), NEON, RLJ Entertainment, Saban Entertainment and more.

•	We’ve proven that we can get access to top quality projects with A-list stars like Anne Hathaway, David Tennant, and Nicolas Cage and Kevin Smith. We’ve also proven we can develop projects of our own that attract Tier 1 talent including Stan Lee and Kevin Smith.

•	We’ve proven that we can get fans out to theaters, organizing hundreds of meetups all over the country to support the opening of our films.

•	We’ve proven that we can impact ticket sales, and have glowing references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood.

•	We’ve vetted our idea with industry veterans – many of whom (Leonard Maltin, Tim League, Lisa Taback, Andrew Cosby, etc.) have agreed to join our advisory board. Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, “Legion M is the Future of our Industry.”

•	We’ve proven that we can generate substantial revenues, having generated $325,000 in GAAP Revenue for our “Celebrating Stan Lee” event in July of 2017 (Note that not all this revenue was collected—see 2017 Operating Results for details).

•	We’ve shown that we can sell merchandise, with over $145,000 worth of merchandise sales in Fiscal 2018 from the Legion M store.

•	We’ve proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, The Hive, etc.) that allow us to harness the power of a Legion of fans.

The first step for a first-of-its-kind company is proving that it is viable. We consider the projects Legion M has invested in to date as prototypes. And while the revenues today are small and sporadic (i.e. most of our project investments have not come to fruition yet), we believe they provide evidence that even at an early stage, Legion M not only has access to the type of projects we’re looking for, but also an ability to execute and influence their success.

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Our next stage is about scaling. We’ve seen the power of a Legion of 15,000 fans. Now our mission is to grow it – to 25,000, to 50,000, to 100,000, and beyond.

Operating Philosophy

In conjunction with the numbers in our financials, we thought it might be useful to explain how we think about our business. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. We want to spend every dollar we can on things that grow the value of the company.

Growing the Legion

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community.

We’ve already seen this in effect. In comparison with other media and entertainment companies, Legion M is a very small company with extremely tight budgets. That said, the fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Bill Duke, Andrew Cosby, Tim League, Tom Quinn, Leonard Maltin, and many more. The larger and stronger the Legion, the more money we’ll have to invest, and the more power we’ll have to move the needle on the projects we get involved in.

Everything we do – from the projects we invest in to the activations we do at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

Project Expenses

Financing, developing, and monetizing entertainment projects is the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Jay and Silent Bob Reboot and Memory: The Origins of Alien) that we invest in, as well as internal projects (“ICONS: Face To Face,” “Pitch Elevator,” “Evermor,” “Malice,” “Airship Cowboys,” and our “Celebrating Stan Lee” event, etc.) that we develop ourselves.

At this point in the company’s development, we see each project as a stepping stone to help us grow the Legion and establish Legion M in the industry. As described below (see “Effects of Scale on Legion M Projects”), the amount of money we’re able to invest in our early projects is relatively small, which means that much of the value we receive comes from the strategic value each project provides. We see these early projects as prototypes that allow us to better understand the opportunities and challenges of a company owned by fans.

Internal and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners who may have projects we’re interested in, or might be interested in our projects

•	Negotiating partnerships

•	Reading and evaluating scripts and project proposals

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•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners

•	Pitching projects to potential buyers and/or financiers

Future Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we expect to accelerate spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. We currently have one open position for a social media manager, and we expect to have more as the company matures.

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

•	Compensation for Legion M’s top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the company matures we expect to increase executive pay closer to market levels.

Legion M Projects

Due to competitive sensitivities in our industry and the confidentiality requirements of our partners, we do not release financial information for individual projects. However, these numbers in aggregate influence the gross profit/loss on our Income Statement as well as the “Investments in productions” line on our Balance Sheet. In Fiscal 2018 we completed one project, which was the release of the feature film Bad Samaritan. In Fiscal 2017, we completed two projects – Colossal and our “Celebrating Stan Lee” event.

Capitalized Projects

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. The company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Development costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the company' financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of December 2018, we have six projects with capitalized costs on our balance sheet:

Icons: Face To Face

“ICONS: Face to Face” is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

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Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place. We hope this footage will provide value for generations to come.

“ICONS: Face to Face” is wholly owned by Legion M, including the rights to the Stan Lee footage for the pilot. We’ve hired virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS’s My Brother’s Keeper) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization.

Pitch Elevator

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator”.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

“Pitch Elevator” is wholly owned by Legion M. We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. We are pitching the project to potential partners to turn the idea into a digital special, series or TV show.

Mandy

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

Legion M supported Mandy with activations at New York Comic Con, San Diego Comic Con and Los Angeles Comic Con. We also supported the premier at the Egyptian Theater in Hollywood, helping sell out the initial screening in a matter of hours and securing Kevin Smith to host a Q&A that was recorded and shown at theaters around the country for a one-night special event.

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When the movie hit theaters, Legion M volunteers organized over 60 meetups around the country, which was more than half of the theaters in which the filmed played. We also created “Home Viewing Party Kits” which we sold from the Legion M store.

In addition to helping finance the film and score, Legion M also secured a merchandise license for the film, and offers a robust array of Mandy merchandise in the Legion M store.

Field Guide to Evil

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

Legion M is worked directly with the film’s producers to create activations and opportunities for our investors and members to engage with this project, including Facebook Live interviews with the filmmakers in March of 2018. When the film released, Legion M supported it with opening weekend in-theater meetups with free limited edition pins, along with sales of “Home Viewing Party Kits” from the Legion M store.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) for the development of Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance Award winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April, the Kickstarter ended with $125,256 in presales, more than 20 times the initial goal of $6,000. The success of the Kickstarter campaign will generate revenue for our 2019 fiscal year, and also generate traction for the IP resulting in engagement from the fan community that will be of use in the further development, packaging, and selling of the project.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. While the project was announced in 2019, the investment was made in Fiscal 2018, and is carried on our December 31, 2018 balance sheet. The film is expected to release in late 2019 by Saban Entertainment using a unique release strategy that has not yet been announced.

Non-Capitalized Development Projects

In addition to the capitalized listed projects above, Legion M also has many development projects with expenses below the $10,000 threshold in which they are capitalized and carried on our balance sheet. Many of these projects are internal and have not been announced. Those that have been publicly announced are listed below:

STUNT TEAM: DRIVE

In 2017, Legion M announced the development of “Stunt Team: Drive,” an unscripted docuseries/competition TV series led by Emmy Award winning stunt coordinator Eddie Perez (“Shameless,” Deadpool). “Stunt Team: Drive” goes behind the scenes to watch the best stunt drivers in the world compete as they plan, develop and shoot the best car chase ever. We’re currently in the process of trying to package and sell the series.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creater of SyFy’s hit series “Eureka”) has attached to the series as showrunner. We’re currently in the process of trying to package and sell the series.

AIRSHIP COWBOYS
In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE
In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

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JOINTLY DEVELOPED PROJECTS WITH CSS ENTERTAINMENT

In December 2018, Legion M and Chicken Soup for the Soul Entertainment, Inc. (“CSS Entertainment”) announced a strategic partnership to jointly source, develop and produce community driven original content. Some of the initial projects announced and in early stages of development are:

•	“PosiTV” – A weekly collection of inspirational, uplifting and positive news, stories and real life moments submitted by individuals from around the world, curated by the Legion M community.
•	“Comedy Royale” – A next generation sketch comedy show where online viewers play the role of a production executive while up-and-coming creators, actors and comedy troupes compete for cash, prizes and the opportunity to break into the industry.
•	“Up$ide” – At-home viewers become venture capitalists as entrepreneurs pitch their business ideas on live television. The audience selects which companies they’ll invest in, receiving equity in return.
•	“New York Rock Exchange” – Solo acts and bands perform on a weekly TV series that puts the audience in a record label’s executive seat. Participants compete for financial backing to fulfill their rock star dreams while viewers invest in their favorite act and receive equity in the winner’s first studio album and/or tour.
•	“Legion M” – Creators, directors and dreamers pitch their TV or film concepts to an TV audience who “green light” their favorite projects by investing in their productions. The newly minted fan-producers receive equity once a project reaches its minimum funding goals.

Completed Projects

Once a capitalized project has reached a point where we don’t expect to earn any additional revenue, any expenses related to it are removed from our Balance Sheet. As of December 31, 2018, Legion M has three projects that have been completed.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. This project was completed in 2017, and is no longer carried on our Balance Sheet.

Stan Lee Celebration
On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. This project was completed in 2017, and is no longer carried on our Balance Sheet.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project is completed in 2018, and is no longer carried on our Balance Sheet.

New Projects

Subsequent to Fiscal 2018, Legion M has publicly announced two additional projects that we expect to impact our 2019 results:

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, scheduled to open on May 10th in the US and May 3rd in the UK. Legion M is supporting the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

Memory: The Origins of Alien

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier in the year.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a P&A (“print and advertising” in industry language) investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

The film is released and provides Legion M a 15% ROI on our 100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal that Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

•	Legion M’s strength is proportional to (a) the amount of money we’ve got to invest, (b) the size of our community, and (c) the length of our track record. We’ve seen over the past three years that as these factors have grown, our access to projects has increased, and the terms we’ve been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn’t judge an automotive company based on the profitability of its prototypes, we believe the best way to evaluate Legion M’s first projects is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate to investors and partners what a fan-owned company is capable of. The work we do on these projects helps us grow the Legion and level up to larger projects in the future. In the two-and-a-half short years we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them.

Liquidity and Capital Resources

In May of 2018, Legion M launched our third round of equity crowdfunding under Regulation CF. This round ended oversubscribed on July 27, 2018, raising approximately $902,000, the maximum allowable for Legion M at the time under Regulation CF.

In October of 2018, Legion M launched our fourth round of equity crowdfunding with a Regulation A offering. As of March 6, 2019, we have raised $2,450,139 from this offering. We also raised an additional $99,998 worth of investment from one of our seed investors via a Regulation D round. In March of 2018, we amended our Regulation A offering document to increase the maximum size of the offering to $50,000,000.

As of March 6, 2019, we have approximately $100,000 in cash, and are expecting to receive approximately $1,400,000 worth of funds currently in escrow from this Regulation A fundraising round. Earlier proceeds from this round were used to fund our operations from October through March, make investments in entertainment projects (including an investment in Kevin Smith’s upcoming Jay and Silent Bob Reboot) and fund the marketing of this Regulation A fundraising round.

We do not currently have any loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood.

That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had three successful rounds of equity crowdfunding so far, and are planning more in the future, including this offering. If we fail to raise adequate funds from this or future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Trend Information and Planned Operations

General Industry Trends

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (e.g. Disney, Sony, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That’s because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. We believe that by building a company owned by fans we’re creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following section contains a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully. As a startup, our plan is constantly changing and evolving as we react to current opportunities and market conditions. That said, the activities below may be useful in understanding our current thinking.

Growing the Legion/Fundraising

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. We’re also considering the prospect of bringing in a round of strategic investors who can increase our capital reserves and help us find and fund new projects.

Since we’re a relatively new company, marketing and public relations are extremely important tools for us to grow the Legion. In general, we plan to spend up to 25% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

•	Online advertising;

•	Attending and/or exhibiting at conventions and film festivals;

•	Community events (i.e. Meetups);

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs; and

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is effective at growing the Legion) we can turn it up. If it’s not effective, we can turn it down or even shut it off completely.

It’s worth noting that many of our projects also serve as excellent marketing vehicles for the company. For example, the work we do promoting films like Colossal, Bad Samaritan, Mandy, and Jay and Silent Bob Reboot results in significant exposure for Legion M. The same is true for our “Celebrating Stan Lee” event, which garnered an estimated 11 million media impressions.

Project Development

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. Our budgets today (as of April 2019) are typically measured in hundreds of thousands of dollars. In general, we’ve seen an upward trend in our budgets as the company and our capital resources have grown. As described in the “Effects of Scale on Legion M Projects” section of this document, in many cases increased capital investment can result in increased ROI and can also improve our negotiating position. As such, we hope to continue making larger investments in larger projects as the company scales.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the “Legion M Projects” section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

Business Development

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

Harnessing the Power of the Community

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of THEIR company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.

•	SCOUT: an online system that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.

•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.

•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.

•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.

•	Legion M forums: Online forums built and maintained by Legion M volunteers with dozens of rooms covering everything from Legion M development to local interest groups.

•	The Hive: A working group providing Legion M members/investors an opportunity to participate and contribute to Legion M’s PR goals.

•	The Sponsorship Program: A program that allows Legion M members/investors to earn sales commissions on sponsorships of Legion M events.

Item 3. Directors and Officers

The Company’s executive officers and directors are as follows;

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	49	Appointed to indefinite term of office. March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	47	Appointed to indefinite term of office. March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	46	Appointed to indefinite term of office. November. 15, 2017	Full-time
Directors:
Paul Scanlan	Director	49	Appointed to indefinite term of office. March 4, 2016
Jeff Annison	Director	47	Appointed to indefinite term of office. March 4, 2016
Terri Lubaroff	Director	46	Appointed to indefinite term of office. November 15, 2017

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast-growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote.  Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, “Small Screen, Big Picture."  Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University’s School of Law.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we compensated our three highest paid executive officers and directors on as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paul Scanlan	CEO	$175,000	$0	$175,000
Jeff Annison	President	$175,000	$0	$175,000
Terri Lubaroff	COO/Head of Acquisition	$137,723	$0	$137,723

For the fiscal year ended December 31, 2018, we did not pay our directors in their capacity as directors. There are three directors in this group.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of March 1, 2019, the Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	624,270 shares of Class B Common Stock	118,290 shares of Class B Common Stock subject to vesting	48.2%
		113 shares of Class A Common Stock	(4)	<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	518,889 shares of Class B Common Stock	88,591 shares of Class B Common Stock subject to vesting	40.2%
		14 shares of Class A Common Stock	(4)	<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,157,742 shares of Class B Common Stock	212,298 shares of Class B Common Stock subject to vesting	83.8%
		162 shares of Class A Common Stock	91,000 shares available under stock options (4)(5)	6.8%

(1) Based on a total of 1,637,243 shares of Class B Common Stock and 558,879 shares of Class A Common Stock, which are issued and outstanding as of March 6, 2019 plus 279,282 shares that have currently been sold as of March 6 in this offering and 11,261 shares that are in the process of closing in a Reg D offering. Note that 206,881 shares of the Class B Common Stock are subject to vesting over the next 13 months with vesting contingent upon continued service with the company.

(2) This calculation is the number of shares of voting securities that person owns now, plus the number of shares he is entitled to acquire as of March 1, 2019. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on his current and acquirable ownership.

(3) All shares are directly held.

(4) Class A Common Stock is convertible to Class B Common Stock.

(5) The options were granted under the 2016 Equity Incentive Plan.

(1) Based on a total of 1,639,243 shares of Class B Common Stock and 447,818 shares of Class A Common Stock, as applicable, which are issued and outstanding as of December 31, 2017. 657,985 shares of the Class B Common Stock are subject to vesting over the next 30 months with vesting contingent upon continued service with the Company.

(2) This calculation is the number of shares of voting securities that person owns now, plus the number of shares he is entitled to acquire as of December 31, 2017. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on his current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

Item 5. Interest of Management and Others in Certain Transactions

On May 11, 2016, in connection with a vehicle purchase (1959 Cadillac), we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc., a third party related to us via mutual ownership by Messrs. Scanlan and Annison, for the principal amount of $33,000 at 4% per annum from April 17, 2016. The loan has since been paid in full.

Item 6. Other Information

None.

Item 7. Financial Statements

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2018 and 2017

Legion M Entertainment, Inc.

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained a net losses of $2,411,065 and $1,922,699 in the years ended December 31, 2018 and 2017, respectively, and has a working capital deficit of $386,159 as of December 31, 2018. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern without additional funding. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
April 26, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2018 and 2017

	As of December 31, 2018	As of December 31, 2017
ASSETS
Current assets:
Cash	$45,751	$611,755
Subscriptions receivable in escrow	563,332	74,691
Other receivable	1,569	58,131
Inventory	22,775	11,471
Accounts receivable	19,000	-
Prepaid expenses	49,330	65,976
Total current assets	701,757	822,024

Non-current assets:
Property and equipment, net	20,790	28,419
Investments in productions	467,867	303,791
Total non-current assets	488,657	332,210
TOTAL ASSETS	$1,190,414	$1,154,234

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$189,053	$58,923
Deferred revenue	65	10,343
Accrued expenses	26,480	10,131
Pending investment	100,000	-
Total current liabilities	315,598	79,397
Total liabilities	315,598	79,397

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 676,716 and 447,818 issued and outstanding at December 31, 2018 and 2017, respectively	67	44
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,338,278 vested at December 31, 2018 and 1,639,243 issued and outstanding, 981,258 vested at December 31, 2017	165	165
Additional paid-in capital	6,480,970	4,269,949
Accumulated deficit	(5,606,386)	(3,195,321)
Total stockholders' equity	874,816	1,074,837
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,190,414	$1,154,234

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

Legion M Entertainment, Inc. Statements of Operations
For the years ended December 31, 2018 and 2017

	For the year ended December 31, 2018	For the year ended December 31, 2017

Revenue	$179,589	$415,372
Costs of net revenues	130,131	257,156
Gross profit	49,458	158,216

Operating expenses:
Compensation and benefits	1,151,820	990,143
Sales and marketing	817,995	510,359
Independent contractors	81,230	131,879
Professional fees	122,085	96,877
Travel expenses	118,399	97,676
General and administrative	74,871	46,581
Depreciation	9,798	9,344
Asset impairment	84,325	-
Bad debt	-	198,000
Total operating expenses	2,460,523	2,080,859
Loss from operations	(2,411,065)	(1,922,643)

Other expenses:
Interest expense	-	56
Total other expenses	-	56
Net loss	$(2,411,065)	$(1,922,699)

Weighted average common shares:
Basic and Diluted	2,154,989	1,914,466

Earnings per share:
Basic and Diluted	$(1.12)	$(1.00)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

Legion M Entertainment, Inc.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2018 and 2017

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders' Equity

Balance at December 31, 2016	170,503	$17	1,643,688	$165	$1,858,274	$(1,272,622)	$585,834

Common stock issuances:
Class A ($0.0001 par, $7.47 issue)	272,870	27	-	-	2,038,312	-	2,038,339
Conversion of Class B to Class A	4,445	-	(4,445)	-	-	-	-

Stock based compensation	-	-	-	-	340,698	-	340,698

Fair value of warrants	-	-	-	-	113,779	-	113,779

Offering costs	-	-	-	-	(81,114)	-	(81,114)

Net loss	-	-	-	-	-	(1,922,699)	(1,922,699)
Balance at December 31, 2017	447,818	$44	1,639,243	$165	$4,269,949	$(3,195,321)	$1,074,837

Common stock issuances:
Class A ($0.0001 par, $7.47 issue)	661	$-	-	$-	$4,938	$-	$4,938
Class A ($0.0001 par, $8.32 issue)	161,197	16	-	-	1,341,143	-	1,341,159
Class A ($0.0001 par, $8.88 issue)	65,040	7	-	-	577,548	-	577,555
Conversion of Class B to Class A	2,000	-	(2,000)	-	-	-	-

Stock based compensation	-	-	-	-	357,467	-	357,467

Fair value of warrants	-	-	-	-	31,460	-	31,460

Offering costs	-	-	-	-	(101,535)	-	(101,535)

Net loss	-	-	-	-	-	(2,411,065)	(2,411,065)
Balance at December 31, 2018	676,716	$67	1,637,243	$165	$6,480,970	$(5,606,386)	$874,816

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2018 and 2017

	For the year ended December 31, 2018	For the year ended December 31, 2017
Cash flows from operating activities
Net loss	$(2,411,065)	$(1,922,699)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,798	9,344
Stock based compensation	357,467	340,698
Fair value of warrants issued for marketing services	31,460	113,779
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	56,562	(57,131)
(Increase)/decrease in inventory	(11,304)	(3,039)
(Increase)/decrease in accounts receivable	(19,000)	-
(Increase)/decrease in prepaid expenses	16,646	(55,976)
Increase/(decrease) in accounts payable	130,130	(32,223)
Increase/(decrease) in deferred revenue	(10,278)	10,343
Increase/(decrease) in accrued expenses	16,349	1,196
Net cash used in operating activities	(1,833,235)	(1,595,708)

Cash flows from investing activities
Purchase of property and equipment	(2,169)	(1,215)
Investments in productions	(164,076)	(303,791)
Net cash used in investing activities	(166,245)	(305,006)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	1,435,011	1,963,648
Pending investment	100,000	-
Offering costs	(101,535)	(81,114)
Principal payments on note payable to related party	-	(8,374)
Net cash provided by financing activities	1,433,476	1,874,160

Net change in cash	(566,004)	(26,554)

Cash at beginning of period	611,755	638,309
Cash at end of period	$45,751	$611,755

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$56
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company’s mission is to empower creators to push the boundaries and empower fans to be a part of the content they love.  The Company is developing, investing in and producing a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $179,589 and $415,372 for the years ended December 31, 2018 and 2017, respectively. The Company’s activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,411,065 and $1,922,699 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company has current assets that exceed current liabilities by $386,159 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2017 the cash balance exceeded the FDIC insured limits by $361,755.

See Independent Auditor’s Report

F-7

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  During the year ended December 31, 2017, an account receivable was determined to be uncollectable and a bad debt loss of $198,000 was recorded. As of December 31, 2018 and 2017, no associated allowances for doubtful accounts were established.

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2018 and 2017 were $22,775 and $11,471, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

See Independent Auditor’s Report

F-8

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Consistent with this guidance, at the end of 2018, the Company reduced the expectations on certain projects. As a result, the fair value of the investments has been reduced and $84,325 was recorded as an impairment loss during the year ended December 31, 2018.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2018 and 2017. Property and equipment additions totaled $2,169 and $1,215 for the years ended December 31, 2018 and 2017, respectively. Depreciation expense totaled $9,798 and $9,344 for the years ended December 31, 2018 and 2017, respectively.

	As of	As of
	December 31, 2018	December 31, 2017
Original Cost	$45,935	$43,766
Accumulated Depreciation	(25,145)	(15,347)
Book Value	$20,790	$28,419

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

See Independent Auditor’s Report

F-9

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Revenue totaled $179,589 and $415,372 for the years ended December 31, 2018 and 2017, respectively. While revenue for the year ended December 31, 2018 was primarily merchandise sales, revenue for the year ended December 31, 2017 included revenue from sponsorships, event tickets, and merchandise retail sales. Revenue attributable to investments in productions will be recognized over multiple months or years.

 Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

See Independent Auditor’s Report

F-10

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2016 and 2017 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2018 and 2017, the Company had total taxable net operating loss carryforwards of approximately $4,828,276 and $2,694,211, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% (34% in 2017) and 8.8%, respectively, and has used an effective blended rate of 28.0% (39.8% in 2017) to derive a net deferred tax asset. As of December 31, 2018 and 2017 of approximately $1,599,699 and $908,216, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets As of December 31, 2018 and 2017. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2018 and 2017.

	As of December 31, 2018	As of December 31, 2017
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2018	As of December 31, 2017
Deferred tax assets:
Stock based compensation	$228,590	$128,558
Organizational costs	19,965	22,817
Deferred revenue	18	2,904
Net operating loss carryforward	1,351,125	753,937
Net deferred tax assets	1,599,699	908,216
Less: Valuation allowance	(1,599,699)	(908,216)
Net deferred tax asset	$-	$-

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company’s net deferred tax assets by $384,622 for 2017, prior to the enactment of the new tax rate. However, this change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

See Independent Auditor’s Report

F-11

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2018 and 2017, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	December 31, 2018	December 31, 2017
Warrants	32,000	32,000
Options	331,742	279,242
Total dilutive securities	363,742	311,242

As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2018 and 2017, 1,338,278 and 981,258 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2018 and 2017, these unvested shares vest over a weighted average period of 0.8 years and 1.8 years, respectively.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

See Independent Auditor’s Report

F-12

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year.  During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2018 and 2017 of $1,435,011 and $1,963,648, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  The escrow balance as of December 31, 2018 and 2017, was $563,332 and $74,691, respectively.

In October 2018, the company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As of December 31, 2018, the terms of the investment were not finalized but the Company expects to issue shares to this investor at $8.88 per share, consistent with other investors at that time. As the funds have been received but the investment contracts not finalized, the $100,000 prepayment is included on the balance sheet as a “Pending investment” liability.

As of December 31, 2018 and 2017, the Company had 676,716 and 447,818 of Class A Common Stock and 1,637,243 and 1,639,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2018 and 2017, there were 422,218 and 474,718 options available for issuance, respectively.

As of December 31, 2018 and 2017, the Company had issued and outstanding 331,742 and 279,242 options to purchase Class B Common Stock under the Plan, respectively.

See Independent Auditor’s Report

F-13

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

	December 31, 2018		December 31, 2017
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	279,242	$5.62	219,772	$5.12
Granted	52,500	$7.88	59,470	$7.47
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	331,742	$5.98	279,242	$5.62

Exercisable at end of year	192,527	$5.99	101,607	$5.22

Weighted average grant date fair value of options granted during year	$4.12		$3.89

Weighted average duration (years) to expiration of outstanding options at year-end	8.2		8.9

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 36 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017

Risk Free Interest Rate	2.45%-3.05%	1.77%-2.04%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$3.95-$4.43	$3.88-$3.91

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $357,467 and $340,698 for the years ended December 31, 2018 and 2017, respectively. Unrecognized share-based compensation expense was $623,474 and $761,251 as of December 31, 2018 and 2017, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 36 months and 40 months as of December 31, 2018 and 2017, respectively.

See Independent Auditor’s Report

F-14

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2018 and 2017, 27,000 and 22,500 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $31,460 and $94,379 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2018 and 2017, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $31,460 and $113,779 of expense related to the vesting of these options during the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, there was $0 and $31,460 of unrecognized share-based compensation expense, respectively. As of December 31, 2017, the unrecognized compensation expense was expected to be recognized over a weighted-average period of approximately 4 months.

As of December 31, 2018 and 2017, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 27,500 warrants vested with weighted average exercise price per share of $1.18 and $1.37, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 has had no material impact on our financial position, results of operations or cash flows.

See Independent Auditor’s Report

F-15

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Regulation A Offering

The Company’s 4th round of equity crowdfunding (via Regulation A) began on October 26, 2018, and is still in process. The Company has received in 2019 $563,332 in distributions from equity sales activities in 2018. Additionally, the Company has received $1,425,163 for sales of 160,481 shares in 2019.

Regulation A Offering

The Company has completed the $100,000 Pending investment. 11,281 shares were issued at $8.88 per share.

Option Issuances

The Company’s has issued an additional 25,000 options with an $8.88 exercise price and a weighted average vesting period of 29 months.

Next Step Financing Offering

As of May 2019, Legion M is preparing for new a round of equity crowdfunding under the JOBS Act. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Management’s Evaluation

Management has evaluated subsequent events through April 26, 2019, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor’s Report

F-16

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)
2.3	Amended and Restated Bylaws (3)
4.	Form of Subscription Agreement (4)
6.1	Employment Agreement (Paul Scanlan) (5)
6.2	Employment Agreement (Jeff Annison) (6)
6.3	Employment Agreement (Terri Lubaroff) (7)
6.4	2016 Equity Incentive Plan (8)
6.5	Loan Agreement with Underground Labs (9)
8.	Escrow Agent Agreement (10)

(1)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex2-1.htm)

(2)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418052422/tv504099_ex2-2.htm)

(3)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418052422/tv504099_ex2-3.htm)

(4)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418054420/tv505049_ex4.htm)

(5)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-106877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-1.htm)

(6)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-2.htm)

(7)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-3.htm)

(8)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-4.htm)

(9)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-5.htm)

(10)     Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex8.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 30, 2019.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Paul Scanlan
Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Date: April 30, 2019

/s/ Jeff Annison
Jeff Annison, Director
Date: April 30, 2019

/s/ Terri Lubaroff
Terri Lubaroff, Director
Date: April 30, 2019